EXHIBIT 99.2

EARLY WARNING REPORT

FILED UNDER NATIONAL INSTRUMENT 62-103

1. Name and address of the Offeror

Emera Incorporated

1894 Barrington Street

Barrington Tower

Halifax, Nova Scotia

B3J 2A8

Emera Incorporated is hereinafter referred to as the “Offeror”.

2. The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On December 9, 2010 the Offeror agreed to acquire, on a private placement basis, beneficial ownership and control of 12,000,000 subscription receipts (“2010 Subscription Receipts”) of Algonquin Power & Utilities Corp. (formerly Algonquin Power Income Fund, the “Issuer”) at a purchase price of U.S. $5.00 per Subscription Receipt. The private placement will be completed upon execution and delivery of a subscription agreement (the “2010 Subscription Agreement”) and on satisfaction of customary regulatory and other conditions.

The net proceeds of the 2010 Subscription Receipts, when released to the Issuer, will be used to partially finance a portion of the acquisition, by an affiliate of the Issuer, of certain electrical and natural gas distribution assets located in New Hampshire presently owned by National Grid USA (the “New Hampshire Acquisition”).

Payment for the 2010 Subscription Receipts will be satisfied by delivery by the Offeror of a non-interest bearing promissory note in the principal amount of U.S.$60,000,000. Upon receipt by the Subscriber of written confirmation in a form acceptable to the Subscriber, acting reasonably, from each of the parties to the New Hampshire Acquisition that all conditions precedent to closing of the New Hampshire Acquisition have been satisfied (other than payment of the purchase price), the promissory note will become due and payable and the rights evidenced by the 2010 Subscription Receipts will be deemed to have been satisfied by the delivery by the Issuer of common shares on a one-for-one basis, subject to customary anti-dilution adjustments. In the event of termination of the 2010 Subscription Agreement, the promissory note will be returned to the Offeror for cancellation, the parties will have no further obligations under the 2010 Subscription Receipts and the Offeror will return the 2010 Subscription Receipts for cancellation.

On April 22, 2009 the Offeror entered into a subscription agreement (“2009 Subscription Agreement”) with the Issuer under which the Offeror acquired, on a private placement basis, beneficial ownership and control of 8,520,000 subscription receipts (the “2009 Subscription Receipts”) of the Issuer. Each 2009 Subscription Receipt represents the right to receive one common share of the Issuer upon the conclusion of the acquisition of the electricity distribution and related assets of Sierra Pacific Power Company by California Pacific Electric Company, a company jointly owned by the Issuer and the Offeror (the “CalPECo Acquisition”). The CalPECo Acquisition has not yet closed. The Offeror was also entitled under the 2009 Subscription Agreement to purchase beneficial ownership and control of additional equity interests in the Issuer, to a maximum of 15% of the issued and outstanding common shares of the Issuer (assuming issuance of all common shares which the Offeror is entitled to acquire). The acquisition of the 2010 Subscription Receipts reflects the exercise by the Offeror of its rights to acquire the up to 15% ownership position.

In the event that all of the 12,000,000 common shares issuable pursuant to the 2010 Subscription Receipts are issued, the common shares so issued, together with the 8,520,000 common shares issuable pursuant to the 2009 Subscription Receipts, would represent approximately 14.6% of the Issuer’s issued and outstanding common shares (calculated on a fully diluted basis, including the issuance of common shares pursuant to the 2009 Subscription Receipts and 2010 Subscription Receipts).

3. The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.

Following completion of the subscription for 2010 Subscription Receipts described in item 2 above, the Offeror will beneficially own and control subscription rights entitling the Offeror to receive an aggregate of 20,520,000 common shares of the Issuer, representing approximately 14.6% of the Issuer’s issued and outstanding common shares (calculated on a fully diluted basis, including issuance of common shares pursuant to the 2009 Subscription Receipts and the 2010 Subscription Receipts).

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

i) The Offeror, either alone or together with joint actors, has ownership and control,

Following completion of the subscription for 2010 Subscription Receipts described in item 2 above, the Offeror will beneficially own and control subscription rights entitling the Offeror to receive an aggregate of 20,520,000 common shares of the Issuer, representing approximately 14.6% of the Issuer’s issued and outstanding common shares (calculated on a fully diluted basis, including the issuance of common shares pursuant to the 2009 Subscription Receipts and the 2010 Subscription Receipts).

ii) the Offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor,

Not applicable.

(iii) the Offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The 2010 Subscription Receipts will be issued on a private placement basis.

6. The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The 2010 Subscription Receipts will be issued at a purchase price of U.S. $5.00 per Subscription Receipt, which, based on the Bank of Canada noon exchange rate expressed in Canadian dollars per US$1.00 on December 8, 2010, is equal to approximately CAD$5.05 per share. Each 2010 Subscription Receipt represents the right to receive, without the payment of further consideration, one common share of the Issuer upon completion of the New Hampshire Acquisition.

7. The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

This transaction is accretive and will further the strategic partnership contemplated by Offeror when it entered into the 2009 Subscription Agreement with the Issuer. The 2009 Subscription Receipts have been, and the 2010 Subscription Receipts will be acquired for investment purposes only, and the Offeror has no current intention of acquiring control of the Issuer. Depending upon relevant economic, market or business conditions prevailing from time to time, the Offeror may determine to acquire or to dispose of common shares of the Issuer in TSX traded or privately negotiated transactions or otherwise. The 2009 Subscription Agreement provides for a standstill period expiring three years after certain trigger events, including completion of the CalPECo Acquisition, pursuant to which the Offeror has agreed not to acquire any additional securities of the Issuer except in accordance with the 2009 Agreement.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the Offeror, or any joint actor, and the issuer of the securities of the reporting issuer, entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

As described in item 2 above, the 2009 Subscription Agreement gave the Offeror the right to acquire additional securities of the Issuer. The acquisition of the 2010 Subcription Rights reflects the execution of its rights to acquire the up to 15% ownership position. The 2009 Subscription Agreement also includes anti-dilution rights whereby if the Issuer issues additional common shares, then the Offeror has the right to subscribe for additional common shares (or securities convertible into or exchangeable for common shares) on the same terms as those that applied to the acquisition of the 2009 Subscription Receipts, so that the Offeror maintains its ownership percentage. Further, if outstanding securities convertible into or exchangeable for common shares are converted or exchanged by the holders into or for common shares, the Offeror has the right to purchase in the public markets sufficient additional common shares as would maintain its ownership percentage. The 2009 Subscription Agreement provides for a standstill agreement expiring three years after certain trigger events, including completion of the CalPECo Acquisition, pursuant to which the Offeror has agreed not to acquire any additional securities of the Issuer except in accordance with the 2009 Subscription Agreement.

9. The names of any joint actors in connection with the disclosure required by this form.

Not applicable.

10. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the Offeror.

See item 6 above.

11. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

12. If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

Not applicable.

DATED December 16, 2010

EMERA INCORPORATED

By:
Nancy Tower
Chief Financial Officer